Mail Stop 4-6
									April 5, 2005
Thomas E. Gibbs
President and Chief Executive Officer
United Systems Technology, Inc.
1850 Crown Road, Suite 1109
Dallas, Texas  75234

Re:	United Systems Technology, Inc.
	Preliminary Transaction Statement on Schedule 13E-3
	File No.  5-37771
	Filed March 7, 2005

	Preliminary Proxy Statement on Schedule 14A
	File No.  0-09574
	Filed March 7, 2005

      Form 10-KSB for the year ended December 31, 2004
      File No.  0-09574
      Filed March 4, 2005

Dear Mr. Gibbs:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. Please advise us as to what consideration you gave to including yourself, Mr. McGee and the other two members of management as filing persons on the Schedule 13E-3 because they may be affiliates engaged
in the going private transaction.  Please revise your disclosure to
include these parties or tell us why you believe that they should not
be considered filing persons.   Refer to Section II. D. 3. of our
Current Issues Outline, available on our website at www.sec.gov/divisions/corpfin.shtml. Please note that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Schedule 14A

General
2. We note that the company issued a press release pertaining to the transaction on March 3, 2005, and filed it under cover of Form 8-K.
In the future, please consider the application of Rule 14a-12 with respect to written communications regarding matters that are or may be subject to a proxy solicitation prior to furnishing a proxy statement.
3. Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions.
4. Please revise the cover page of the document that will be sent to security holders to include the legend required by Rule 13e-3(e)(1)(iii).
5. The proxy statement should begin with the summary term sheet on the first or second page of the proxy statement. The table of contents may follow the summary term sheet. See Instruction 1 to
Item 1001 of Regulation M-A.
6. Further, we note that you discuss proposals 1 and 2 between the Special Factors discussion relating to the going private transaction and proposal 3. This presentation may be confusing to shareholders.
Please revise to include all of the information relating to the proposal to effect the reverse/forward split at the beginning of the proxy statement, followed by the other proposals for which you are soliciting proxies.

General Information
7. You indicate that "if the Proxy Card is properly executed and returned in time to be voted at the meeting..." Please revise to specify what constitutes timely receipt in order for the Proxy
Card
to be valid.

Voting Rights and Vote Required, page 2
8. Elaborate upon the manner in which proxies may be solicited, pursuant to Item 4(a)(3) of Schedule 14A. Supplementally, confirm, if true, that proxies will not be solicited or voted via the Internet. In addition, be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of
Schedule 14A.  Refer to Rule 14a-6(b) and (c).
9. Here or in an appropriate place in the proxy statement, please disclose the effect of abstentions on each matter to be voted upon.
Also, while we note your indication that broker non-votes will not be counted as votes cast on Measure No. 3 please revise to clarify if that means that they will be considered votes against such measure.
See Item 21(b) of Schedule 14A.
10. We note your inclusion of a "Note" on page 2 indicating that you intend to "treat shareholders holding Common Stock in street name through a nominee...in the same manner as shareholders whose shares are registered in their names." We note the same statement on page
14. Please revise to clarify what you mean by this statement - do you mean to say that you will consolidate those different record ownerships for purposes of effecting the reverse stock split? Also, clarify what you mean when you indicate that "nominees may have different procedures and shareholders holding Common Stock in street name should contact their nominees." What procedures are you referring to?

Summary Term Sheet, page 5
11. As indicated by Item 1001 of Regulation M-A, the summary term sheet should be revised to comply with the plain English requirements of Rule 421 of the Securities Act. The information you provide in this section contains various subparts that are not easily grasped in the present format. Consider revising the summary term sheet to include discrete subheadings for each topic and making uniform use of bullet points or enumeration to summarize complex information.
You
may also consider revising to use a question and answer format that is more user-friendly. See also Rule 14a-5(a).
12. The summary term sheet should briefly describe the most material terms of the proposed transaction in bullet point fashion. In this regard, it is unclear how fractional shares will be treated. Please expand the disclosure to address how the cash consideration to be paid for fractional shares will be determined. Note that the bullet points must cross-reference a more detailed discussion of each material term of the transaction. See Item 1001 of Regulation M-A.
13. In discussing the votes required to approve the proposal, please state the total voting power, in terms of shares expressed as a number and percentage, represented by the officers and directors who have expressed their intent to vote their shares in favor of the transaction. This information is not disclosed until page 37.
14. See the third and fourth numbered paragraphs. Clarify what you mean by "immediately" as it relates to your determination as to when shareholders will receive cash or shares. See also your discussion on page 14, which refers to a date "far enough in advance...by the close of business on the day immediately preceding the effective date of the Reverse/Forward Stock Split." Will you establish a record date for these purposes? If so, disclose this date to shareholders or, at the very least, elaborate on the timeframe in which shareholders will have the opportunity to take the actions you describe on page 14. Here, where you indicate that shareholders may take "certain actions" prior to the reverse stock split, please refer readers to the more detailed discussion you provide under "Effects of the Reverse/Forward Stock Split" regarding these actions.

Special Factors

Reasons for the Reverse/Forward Stock Split, page 9
15. Refer to your discussion under "Cost Savings." You mention on pages 7 and 19 that you will save $35,000 in one-time expenses that otherwise would have been incurred in fiscal 2005 to prepare for compliance with the internal control audit requirements of Section 404 of SOX. It does not appear, however, that these costs are separately reflected in the table you provide on page 9. Please revise the table to include this $35,000 or, if this amount is subsumed in some other category in the table, such as "SOX Section 404 Fees", please revise the disclosure throughout the document to remove this separate reference to $35,000.
16. Refer to your discussion under "Inability to Realize Benefits Associated with Public Company Status." We note your indication that
"the Company has not realized many of the benefits that typically accrue to public companies" and you refer to several missed benefits/opportunities. Please revise to elaborate upon why you believe that the Company has not realized these benefits/opportunities, as not all of these benefits/opportunities appear to be due to the limited liquidity and low market price of your common stock.
17. Please elaborate upon this discussion to explain why the Board of
Directors undertook to implement the going private transaction at this time, as opposed to any other time. See Item 1013(c) of Regulation M-A. We note your indication on page 37 that Section 404 serves as a justification for the timing of the going private transaction, however, it is not clear whether that is the only reason and why, considering Section 404 has been in effect for some time now, you have opted to proceed with the going private transaction now and not sooner.

Effects of the Reverse/Forward Stock Split, page 13
18. Note 1B. to shareholders tells them of the specific action they must take if they want to remain a shareholders after the Reverse/Forward Stock Split. It would appear that beneficial holders of 10,000 or more shares could be cashed out in light of the fact that you are effecting the split at the record level. Please highlight this fact to shareholders and explain to them in more detail how they can go about consolidating their accounts for purposes of record ownership.

Alternatives Considered by the Board of Directors, page 16
19. In discussing the alternatives considered by the board, please also disclose when the discussions and decisions relating to each of these alternatives were taken up by the board, how each alternative was first raised, and the participation of the board members and management in the discussions or refer readers to your discussion of these matters under "Deliberations of the Board of Directors." Please also quantify the cost of these alternatives, where practicable, as you mention that the reverse stock split alternative had the "lowest possible cost."

Fairness of the Transaction, page 17
20. Generally, your fairness discussion should only address fairness to unaffiliated shareholders, including Cashed-Out Shareholders and
Continuing Shareholders.  See Item 1014(a) of Regulation M-A and
Q&A
No. 19 in Exchange Act Release No. 34-17719. As a result, please delete the disclosure throughout the document regarding fairness to affiliated shareholders or explain to us why this disclosure is necessary. Also, please ensure that your procedural and substantive fairness determinations have been made to both the Cashed-out Shareholders and the Continuing Shareholders on pages 17 and 18.
21. The factors listed in Instruction 2 to Item 1014 of Regulation
M-
A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. To the extent that any such factors were not considered or deemed relevant in the context of this particular transaction, that fact may be important for stockholders in assessing the transaction and the company`s fairness determination. See Exchange
Act Release 17719 (April 13, 1981). Specifically, what consideration was given by the Board of Directors to net book value? And liquidation value? Were these factors considered? Please revise.
22. We note your indication that the Board`s approval of the transaction includes the approval of two members of the Board of Directors "who have no material relationship with the Company that would interfere with the exercise of independent judgment..." Please elaborate upon how you define "material relationship" and specifically state whether the independent directors are employees of the Company, pursuant to Item 1014(e) of Regulation M-A.
23. Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in Items 1014(c) and (d) of Regulation M-A. For example, please elaborate upon your statement that "a representative was not necessary in order to ensure the procedural fairness of the Reverse/Forward Stock Split to the unaffiliated shareholders." What was the basis for this belief, in light of the fact that you are not implementing other procedural protections, such as approval by the unaffiliated shareholders?
24. Refer to the first full paragraph on page 18 where you state that you were "not obligated to take any of these actions..." When you refer to "these actions" are you including the action by shareholders to approve the amendment to the Company`s charter? Generally shareholder approval is required to amend the charter to effectuate a reverse stock split - is that not the case here? Please advise or revise and, in doing so, please refer to Iowa corporate law and/or your charter for support. Also, revise to clarify the effect of this shareholder vote. Specifically explain what you will do if you do not obtain the requisite vote of the majority of shareholders and disclose whether you will proceed with the reverse stock split anyway.
25. Please clarify your indication that the Board of Directors "concluded that the Reverse/Forward Stock Split would not impact affiliated shareholders differently from unaffiliated shareholders"
(emphasis added). Considering affiliated shareholders will generally continue to be shareholders of the Company whereas some unaffiliated shareholders will not, the impact of the transaction upon such shareholders would seem to differ.

Factors in Support of the Reverse/Forward Stock Split, page 18
26. We note your indication that the Board of Directors believes the cash out price to be fair consideration at a premium to the current and historical market prices. We further note that, at several points over the last year, the Common Stock traded at a price in excess of $.0675 per share, with the price of such stock in excess of
$.70 per share for much of the year. In light of this data, elaborate upon how the Board determined that the cash out price is fair to unaffiliated shareholders with respect to the historical market price of the Common Stock.
27. You mention that a supporting factor of the going private transaction is that the shareholders have the ability to control their decision to remain a shareholder or to liquidate their holdings of Common Stock. To what extent did the Board take into account the limited liquidity of the Common Stock in taking this factor into account? Please revise to address this consideration.

Factors Not in Support of the Reverse/Forward Stock Split, page 20
28. Refer to your factor regarding the termination of publicly available information. Please revise to elaborate upon the type of information that is required to be disclosed under the Iowa
Business
Corporation Act, to which you make reference.

Valuation of W&T, page 22
29. If material, please summarize in the proxy statement the information conveyed to W&T in the interview with the Chief Financial
Officer on February 3, 2005.
30. We note that W&T worked with the Company`s management to develop a forecast of anticipated future net cash flow through the year 2010.
Was forward-looking data provided to W&T by management? If so, in an appropriate place in this disclosure, indicate whether or not the board of directors reviewed the forward-looking data provided to W&T.
If so, indicate whether the board of directors found W&T`s reliance upon those materials to be reasonable. In addition, any non-public information used by W&T in formulating its forecast should be summarized in the filing.
31. Disclose that W&T has consented to the inclusion of its report and the summary of the report in the proxy materials. Consider filing the opinion from W&T dated March 3, 2005 as an appendix to the
Schedule 14A.
32. Please revise your summary of the Business Valuation of W&T to elaborate upon the analyses conducted. Specifically, please provide additional detail surrounding the manner in which W&T arrived at their conclusions under the Discounted Future Net Cash Flow Method.
For example, elaborate upon the premiums and inflation factor that were considered in arriving at the discount rate.

Deliberations of the Board of Directors, page 25
33. This section should include a more detailed discussion of the negotiation process regarding how the Company first determined to take the Company private and who first raised the issue of taking the
Company private.
34. Please revise to discuss the negotiation of the principal terms of the transaction, specifically the price of $.0675 and the ratio of
1:10,000. In this regard, please discuss any other prices or ratios that were considered before these terms were approved.
35. Disclose the date on which W&T was engaged to provide an independent valuation of the fair market value of the company`s common stock.
36. Please note that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, received by the company or any affiliates from any third party and materially related to this offer, constitutes a separate Item 1015 report that must be described in detail in the document and filed as an exhibit to
Schedule 13E-3. This requirement includes final and preliminary reports.

For example, file a copy of any materials prepared by the accounting firm of Weaver and Tidwell, LLP that were used in preparation of the independent valuation dated March 3, 2005 that was delivered to the board of directors. These materials are materially related to the transaction within the meaning of Item 1015 of Regulation M-A.
See
Charles L. Ephraim (Sept. 30, 1987); In re Meyers Parking System Release No. 34-26069 (Sept. 12, 1988). In the proxy statement, disclose whether any written materials were provided to the directors by the accounting firm in connection with the delivery of its opinion about the fairness of the transaction. Provide a paper copy of any written materials to us as soon as possible, and file those materials electronically with your next amendment.
Summary Financial Information, page 28
37. We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) to Schedule 14A. Since, as of February 28, 2005, you had a public float of only
$2,776,210, according to your 2004 Form 10-KSB, it would appear that you are probably not eligible to incorporate by reference. Please revise the Schedule to include the information required by Item 13.
Or please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. We note your indication on page
47 that the Company`s Annual Report to Shareholders is enclosed with the Proxy Statement, however, the entire Form 10K-SB must be sent to shareholders in order to satisfy Item 13.
Additional Information Regarding the Reverse/Forward Stock Split, page 29
38. Please eliminate the statement that this discussion is included for general information only. We believe this statement suggests that the Company`s shareholders may not rely on the description of the material tax consequences included in your proxy statement. Appraisal Rights, page 31
39. Please revise this discussion to specifically indicate whether a shareholder must vote against the going private transaction or if merely not voting in favor of it is sufficient under Iowa law.
See
Item 3 of Schedule 14A.

Interests of Certain Persons in Matters to be Acted Upon, page 33
40. We note your indication that "neither the directors or officers of the Company nor the Continuing Shareholders will benefit by any material increase in their percentage ownership of the Common Stock..." If practicable, please revise this discussion to specifically disclose the amount of shares each of the directors and executive officers of the Company will receive as merger consideration or, if applicable, the amount of cash consideration to be received by such persons.
Source of Funds, page 34
41. Affirmatively state whether or not the company has any alternative financing arrangements or plans in the even the primary source of funding is unavailable. See Item 1007(b) of Regulation M-
A.

Committees and Meetings of the Board of Directors; Incumbent
Directors, page 40
42. We note that the Company does not have a nominating committee. In accordance with Item 7(d)(2) of Schedule 14A, please state the basis for the view of the Board of Directors that it is appropriate for the Company not to have such a committee and identify each of the directors who participates in the consideration of director nominees.
43. We note your indication that you deem two of your directors to be independent. Clarify whether you have considered their independence in accordance with the definition used by a national securities exchange or national securities association. See Item 7(d)(2)(ii)(D)
of Schedule 14A.

Other Business, page 46
44. You refer to matters that may come before the meeting of which you are currently unaware and you state that you will use discretionary authority to vote upon such matters. Please note that you may not use discretionary authority conferred with these proxies to vote upon matters not known to you at the time of this solicitation but which come to your attention a reasonable time before the meeting. See Rule 14a-4(c). Please confirm your understanding.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Maryse Mills-Apenteng at 202-942-1861 or you may contact Mara Ransom in the Office of Mergers and Acquisitions at 202-
942-2801. If you still require further assistance, please contact me at 202-942-1800.

Sincerely,



      Barbara C. Jacobs
							Assistant Director

cc:  	Via facsimile:  972-402-9922
      Randy McGee
	Chief Financial Officer

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United Systems Technology, Inc.
April 5, 2005
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